                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          ACRODYNE COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    00500E104
                                 (CUSIP Number)

                        Scorpion-Acrodyne Investors, LLC
                           505 Park Avenue, 12th Floor
                            New York, New York 10022
                                 (212) 207-9020
                              c/o Kevin R. McCarthy

                                 with a copy to:
                               Frank E. Morgan II
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
           -----------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                September 3, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO.   00500E104

------- ------------------------------------------------------------------------
    1
      NAME OF REPORTING PERSON:  Scorpion - Acrodyne Investors, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3976533



------- ------------------------------------------------------------------------
    2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [ ]
                                                                     (b) [X]

------- ------------------------------------------------------------------------
    3
      SEC USE ONLY

------- ------------------------------------------------------------------------
    4 SOURCE OF FUNDS:  WC
------- ------------------------------------------------------------------------
    5
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f):                                               [ ]
          Not Applicable
------- ------------------------------------------------------------------------
    6
      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

------- ------------------------------------------------------------------------
                                7
                                  SOLE VOTING POWER:  Not Applicable
     NUMBER OF SHARES
       BENEFICIALLY
       OWNED BY EACH
   REPORTING PERSON WITH
------- ------------------------------------------------------------------------
                                8
                                  SHARED VOTING POWER:  1,018,265(1)

------- ------------------------------------------------------------------------
                                9
                                  SOLE DISPOSITIVE POWER:  Not Applicable

------- ------------------------------------------------------------------------
                               10
                                  SHARED DISPOSITIVE POWER: 1,018,265(1)

------- ------------------------------------------------------------------------
   11
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,018,265(1)


------- ------------------------------------------------------------------------
   12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                            [ ]
            Not Applicable
------- ------------------------------------------------------------------------
   13
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.8%


------- ------------------------------------------------------------------------
   14
      TYPE OF REPORTING PERSON:

           CO
------- ------------------------------------------------------------------------



                (1) Power is exercised through its members. Arabella, S.A. is an 89.64% member of Scorpion-Acrodyne Investors, LLC.




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                                  SCHEDULE 13D


CUSIP NO.   00500E104

------- ------------------------------------------------------------------------
    1
      NAME OF REPORTING PERSON: Arabella, S.A.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:



------- ------------------------------------------------------------------------
    2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [ ]
                                                                     (b) [X]

------- ------------------------------------------------------------------------
    3
      SEC USE ONLY

------- ------------------------------------------------------------------------
    4 SOURCE OF FUNDS:   Not Applicable
------- ------------------------------------------------------------------------
    5
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f):                                             [ ]
          Not Applicable
------- ------------------------------------------------------------------------
    6
      CITIZENSHIP OR PLACE OF ORGANIZATION:  Luxembourg

------- ------------------------------------------------------------------------
                                7
                                  SOLE VOTING POWER:  Not Applicable
     NUMBER OF SHARES
       BENEFICIALLY
       OWNED BY EACH
   REPORTING PERSON WITH
------- ------------------------------------------------------------------------
                                8
                                  SHARED VOTING POWER: 1,018,265(2)

------- ------------------------------------------------------------------------
                                9
                                  SOLE DISPOSITIVE POWER:  Not Applicable

------- ------------------------------------------------------------------------
                               10
                                  SHARED DISPOSITIVE POWER: 1,018,265(2)

------- ------------------------------------------------------------------------
   11
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,018,265(2)


------- ------------------------------------------------------------------------
   12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [ ]
          Not Applicable
------- ------------------------------------------------------------------------
   13
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.8%


------- ------------------------------------------------------------------------
   14
      TYPE OF REPORTING PERSON:

         CO
------- ------------------------------------------------------------------------



          (2) Power is exercised through its members. Arabella, S.A. is an 89.64% member of Scorpion-Acrodyne Investors, LLC.



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Item 1.           Security and Issuer.

                  This statement relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Acrodyne Communications, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 516 Township Line Road, Blue Bell, PA 19422.

Item 2.           Identity and Background.

                  (a) This Schedule 13D is filed by Scorpion-Acrodyne Investors, LLC, a Delaware limited liability company ("Scorpion") and Arabella, S.A., a Luxembourg corporation ("Arabella", and, together with Scorpion, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

                  (b)-(c)

                  Scorpion is a Delaware limited liability company, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Scorpion, which also serves as its principal office, is 505 Park Avenue, 12th Floor, New York, NY 10022.

                  Arabella is a Luxembourg corporation, whose shares are traded on the Luxembourg Stock Exchange. Arabella's principal business is the purchase, sale, exchange, acquisition and holding of investment securities. Arabella's principal business address is RC B49756, 35 Rue Glesener, L-1631 Luxembourg.

                  Scorpion is managed by its members. Arabella owns an 89.64% membership interest in Scorpion. No other member of Scorpion owns in excess of a 5% membership interest in Scorpion.

                  The executive officers of Arabella are Michel El-Khoury (Chairman) and Pierre Caland, Managing Director (CEO).

                  The directors of Arabella are Mr. El-Khoury, Mr. Caland, Nuno Brandolini, Jacques Loesch and Alfred Wiederkehr.

                  Mr. El-Khoury's principal business address is c/o N.E.C.B. Centre Sofil, Achrafieh-Beirut Lebanon.

                  Mr. Caland's principal business address is c/o N.E.C.B. 25 Avenue Pierre Premier de Serbie, Paris, France 75016.

                  Mr. Brandolini's principal business address is c/o Scorpion Holdings, Inc., 505 Park Avenue, 12th Floor, New York, NY 10022.



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                  Mr. Loesch's principal business address is c/o Loesch & Wolter
11, rue Goethe B.P. 1107 L-L1011, Luxembourg Grand Duche de Luxembourg.

                  Mr. Wiederkehr's principal business address is c/o Wiederkehr Forster Bahnhofstrasse 44 P.O. Box 6040 8023 Zurich, Switzerland.

                  (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. El-Khoury is a citizen of Lebanon. Mr. Caland is a citizen of France. Mr. Brandolini is a citizen of Italy. Mr. Loesch is a citizen of Luxembourg. Mr. Wiederkehr is a citizen of Switzerland.

Item 3.           Source and Amount of
                  Funds or Other Consideration.

                  The Purchased Shares (as defined herein) were purchased by Scorpion from the Issuer for $499,999.06 in cash. The source of such funds was working capital of Scorpion. No portion of such funds was borrowed.

Item 4.           Purpose of Transaction.

                  On September 4, 1998, pursuant to a Subscription Agreement dated as of September 3, 1998 (the "Subscription Agreement"), Scorpion purchased from the Issuer, in a private transaction, 163,265 Shares of Series A 8% Redeemable Convertible Preferred Stock, $1.00 par value per share (the "Preferred Stock"), which is immediately convertible into 163,265 Shares, and Warrants to purchase 250,000 Shares ("Warrants" and, together with the Preferred Stock, the "Purchased Shares"). The aggregate consideration for the Purchased Shares was $499,999.06. The Warrants are exercisable for seven (7) years from the date of issuance and are exercisable at an exercise price of $3.00 per Share.

                  The Reporting Persons acquired the Purchased Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects. In addition, the Reporting Persons' designee on the Board of Directors of the Issuer will take such actions as are consistent with such designee's role as a director of the Issuer.

                  Depending on market conditions and other factors that each may deem material to its investment decision, and subject to the limitations set forth in the Subscription Agreement, the

Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Persons now own or hereafter may acquire.

                  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate number of Shares that Scorpion owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,018,265, which constitutes approximately 17.8% of the outstanding Shares, based on 5,322,270 Shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998 plus 413,265 Shares reported as purchased in this Schedule 13D.

                  Because of its position as the holder of an 89.64% membership interest in Scorpion, Arabella may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares owned directly by Scorpion.

                  On or about November 7, 1997, the Reporting Persons filed a
Schedule 13D with the Securities and Exchange Commission, which Schedule 13D indicated that the Reporting Persons purchased 605,000 shares, including Warrants to purchase 165,000 Shares, in a private transaction.

                  To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

                  (b) Acting through its members, Scorpion has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,018,265 Shares (including 690,000 Shares subject to purchase upon exercise of the Warrants).

                  In its capacity as the holder of an 89.64% membership interest in Scorpion, Arabella may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares owned directly by Scorpion.

                  (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Shares during the past sixty (60) days.

                  (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.




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Item 6.           Contracts, Arrangements, Understandings
                  or Relationships with Respect to Securities of the Issuer.

                  Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.           Materials to be Filed as Exhibits.

Exhibit A Joint Filing Agreement, dated September 23, 1998, between Scorpion and Arabella, relating to the filing of this Schedule 13D and any amendments thereto, as required by Rule 13d-1(k)(1)

Exhibit B         Subscription Agreement

Exhibit C         Warrant



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     September 23, 1998

SCORPION-ACRODYNE INVESTORS, LLC

By:      /s/ Kevin R. McCarthy
         ------------------------
         Kevin R. McCarthy
         one of its members

ARABELLA, S.A.

By:      /s/ Pierre Caland
         ------------------------
         Pierre Caland
Its:     Administrateur-Delegue




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